SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                  Report on Form 6-K for the Month of June 2002
                               Dated June 7, 2002

                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                  Form 20-F    X               Form 40-F
                           -------                      ------

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                   Yes                         No  X
                      ----                       ----

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Exhibit 1 Banco Comercial Portugues, S.A. (the "Bank") on behalf of its subsidiary BCP International Bank Limited (NYSE: BCPPRA) has announced that the Board of Directors of BCP International Bank Limited has on June 7, 2002 declared a dividend on the Company's 8% Non-cumulative Guaranteed Exchangeable Preference Shares, Series A ($25 par value per share) (the "Series A Preference Shares"), in the amount of $1.0000000000 per share payable on July 2, 2002 to holders of record of the Series A Preference Shares on June 17, 2002.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BANCO COMERCIAL PORTUGUES, S.A.



                                          By:   Antonio Rodrigues
                                             ---------------------------------
                                                Antonio Rodrigues
                                                Member of the Board of Directors



                                          By:   Luis Gomes
                                             ---------------------------------
                                                Luis Gomes
                                                General Manager



Date: June 7, 2002